                                                                  Exhibit (b)(1)


     Commitment Letter, dated November 5, 1998, from First Union National Bank to Roanoke Electric Steel Corporation.

November 5, 1998


Roanoke Electric Steel Corporation
102 Westside Boulevard
Roanoke, Virginia 24017
Attention:  Mr. John E. Morris
          Vice President-Finance

Gentlemen:

     Roanoke Electric Steel Corporation (the "Company") has advised First Union National Bank ("First Union") that the Company intends to acquire Steel of West Virginia, Inc. ("Steel of West Virginia") by merger or stock/asset acquisition (the "Steel Acquisition") pursuant to merger or stock/asset acquisition documents (the "Acquisition Documents") to be negotiated and entered into between the Company and Steel of West Virginia. Based on First Union's understanding of the proposed transaction, First Union anticipates that the Company would enter into a Credit Agreement with certain financial institutions, having substantially the terms set forth on the summary of terms and conditions attached hereto (the "Term Sheet"), providing for credit facilities in an aggregate amount not to exceed $180 million (the "Facilities"), up to $30 million of which would be a revolving credit facility and up to $150 million of which would be a term loan facility.

     First Union understands that the borrowings under the Facilities will provide funds sufficient to enable the Company to consummate the Steel Acquisition, to refinance certain existing indebtedness of the Company, to pay related fees and expenses and to provide for working capital and other general corporate purposes.

     Based upon and subject to the foregoing and to the terms and conditions set forth below and in the Term Sheet, First Union is pleased to confirm its commitment (this "Commitment") (1) to provide up to $10 million of the revolving credit facility and up to $50 million of the term loan facility, and (2) to serve as administrative agent for the syndicate of financial institutions (collectively with First Union, the "Lenders") arranged by the Company. First Union's obligations hereunder are subject to (i) the Company's written acceptance of the letter from First Union to the Company of even date herewith (the "Fee Letter"), pursuant to which the Company agrees to pay First Union certain fees in connection with the Facilities as more particularly set forth therein, (ii) the completion of a definitive credit agreement and related documentation for the Facilities, customary for transactions of this type, in form and substance satisfactory to First Union, (iii) satisfactory completion of all documentation relating to the Steel Acquisition including the Acquisition Documents in form and substance reasonably satisfactory to First Union; (iv) compliance with all applicable laws and regulations (including compliance of this Commitment and the transactions described herein with all applicable federal banking laws, rules and regulations), (v) the absence of any condition in the financial or capital markets prior to the execution of such definitive credit documentation that could reasonably be expected to have a material adverse effect on the primary syndication of the Facilities, (vi) the receipt by the Company of commitments from other Lenders acceptable to First Union for the entire amount of the Facilities not committed for by First Union, and (vii) the satisfaction of all other conditions described herein, in the Term Sheet and in such definitive documentation.

     It is agreed that First Union will act as the sole administrative agent (the "Agent") for the Lenders under the Facilities. First Union reserves the right to engage the services of its affiliates in furnishing the services to be performed by First Union as contemplated herein and to allocate (in whole or in part) to any such affiliates any fees payable to it in such manner as First Union and its affiliates may agree in their sole discretion. The Company agrees that First Union may share with any of its affiliates and advisors any information related to the transaction or any other matter contemplated hereby, on a confidential basis.

     First Union reserves the right, prior to or after the execution of definitive documentation with respect to the Facilities, and as part of any syndication thereof or otherwise, to arrange for the assignment of a portion of this Commitment, in accordance with the Term Sheet, to one or more mutually acceptable financial institutions that will become Lenders and party to such definitive documentation. It is agreed that no Lender will receive compensation from or on behalf of the Company outside the terms contained herein and the Fee Letter in order to obtain its commitment to participate in the Facilities.

     The Company also agrees that First Union and its affiliates will be afforded an opportunity to offer proposals to provide (i) any interest rate caps, currency swaps and other hedging transactions to be entered into by the Company, any of its subsidiaries, or any of their respective affiliates and (ii) cash management, funds transfer, trade, corporate trust and securities services to be obtained by the Company, any of its subsidiaries or their respective affiliates.

     By executing this letter, the Company agrees to reimburse First Union from time to time on demand for all reasonable out-of-pocket fees, syndication expenses and other expenses (including, but not limited to, the reasonable fees, disbursements and other charges of Mays & Valentine, L.L.P., as counsel to First Union) incurred in connection with the Facilities, including the preparation of definitive documentation for the Facilities and the transactions contemplated hereby. By executing this letter, the Company further agrees to indemnify and hold harmless First Union, each other Lender and each director, officer, employee, attorney and affiliate of First Union and each other Lender (each such person or entity referred to hereafter as an "Indemnified Person") from any losses, claims, costs, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation, with respect thereto) to which any Indemnified Person may become liable to any third party, insofar as such losses, claims, costs, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation, with respect thereto) arise out of, in any way relate to, or result from, this letter, the

Facilities or the transactions contemplated hereby and thereby and to reimburse upon demand each Indemnified Person for any and all legal and other expenses incurred in connection with investigating, preparing to defend or defending any such loss, claim, cost, damage, expense or inquiry or investigation with respect thereto; provided that the Company shall have no obligation under this indemnity provision for liabilities resulting from the gross negligence or willful misconduct of any Indemnified Person. The foregoing provisions of this paragraph shall be in addition to any right that an Indemnified Person shall have at common law or otherwise. No Indemnified Person shall be responsible or liable for consequential damages which may be alleged as a result of this letter or any of the transactions referred to herein. The provisions of this paragraph shall remain in full force and effect until the definitive documentation shall be executed and delivered and notwithstanding the termination of this letter or the commitment of First Union hereunder or the failure of the Facilities, or either of them, to close.

     Except as required by applicable law, this letter, the Term Sheet, the Fee Letter and the contents hereof and thereof will not be disclosed by the Company or any of its subsidiaries to any third person or entity without the prior written consent of First Union, other than to the Company's attorneys, financial advisors and accountants, in each case in connection with the Company's evaluation hereof and to the extent necessary in the Company's reasonable judgment. The Company acknowledges and agrees that First Union may share with its affiliates, on a confidential basis, any information relating to the Facilities and the Company and its subsidiaries. First Union may disclose information relating to the Facilities to Gold Sheets and other similar bank
                                          -----------
trade publications, with such information to consist of deal terms and other information customarily found in such publications.

     This Commitment shall terminate at 5:00 p.m. (Roanoke, Virginia time) on November 9, 1998, unless this Commitment is accepted by the Company in writing prior to such time and, if accepted prior to such time, shall expire at the earlier of (i) consummation of the Steel Acquisition or another transaction or series of transactions in which the Company acquires all or a substantial portion of the stock or assets of Steel of West Virginia, (ii) termination of the Acquisition Documents regarding the Acquisition, (iii) the occurrence of any event that has, or could be expected to have, a material adverse effect on the business, properties, operations or conditions (financial or otherwise) of the Company or any of its subsidiaries or Steel of West Virginia, and (iv) 5:00 p.m. (Roanoke, Virginia time) on February 28, 1999, if the closing of the Steel Acquisition and the Facilities shall not have occurred by such time.

     This Commitment, the Term Sheet and the Fee Letter shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia without reference to conflict of law principles thereof, and together constitute the entire agreement between the parties relating to the subject matter hereof and thereof and supersede any previous agreement, written or oral, between the parties with respect to the subject matter hereof and thereof. This Commitment supersedes any prior or contemporaneous agreement or understanding between any parties hereto with respect to the subject matter hereof. No party or person has been authorized by First Union to make any oral or written statements inconsistent with this letter. This Commitment may not be assigned without the prior written consent of First Union.

     This letter may be executed in any number of counterparts by the parties hereto, each of which so executed shall be deemed to be an original binding on such parties, and all of which taken together shall constitute one and the same instrument.

     This letter replaces and supersedes any and all earlier commitment letters delivered to the Company by First Union in connection with the proposed Steel Acquisition and all such earlier commitment letters are of no further force and effect.

     If the Company is in agreement with the foregoing, please sign the enclosed copy of this Commitment and return it to First Union, together with an executed copy of the Fee Letter, by no later than 5:00 p.m. (Roanoke, Virginia time) on November 9, 1998.

                              Sincerely,

                              FIRST UNION NATIONAL BANK



                              By:      /s/ Laurence M. Levy
                                 ------------------------------
                              Name:    Laurence M. Levy
                                   ----------------------------
                              Title:   Vice President
                                    ---------------------------

Agreed to and accepted this 9th
day of November, 1998

ROANOKE ELECTRIC STEEL
CORPORATION


By:      /s/ John E. Morris
   -------------------------------
Name:    John E. Morris
     -----------------------------
Title:   Vice President - Finance
      -----------------------------

                                 ROANOKE ELECTRIC STEEL CORPORATION
                                 SUMMARY OF TERMS AND CONDITIONS
                                 ----------------------------------


BORROWER:             Roanoke Electric Steel Corporation (the "Company")

ADMINISTRATIVE AGENT: First Union National Bank ("First Union" or the
                      "Agent")

LENDERS: First Union and a group of lenders arranged by the Company and acceptable to the Agent. First Union has committed up to $10 million of the revolving credit facility not to exceed $30 million and up to $50 million of the term loan facility not to exceed $150 million.

FACILITIES/AMOUNTS:   (1) $30 million five-year revolving credit facility
                          (the "revolving Credit Facility")

                      (2) Up to $150 million ten-year term loan (the "Term Loan
                          Facility")

PURPOSE:              (1) The proceeds of the Revolving Credit Facility will
                          be used by the Company to provide working capital and for other general corporate purposes.

                      (2) The proceeds of the Term Loan Facility will be used by the Company to finance the acquisition of Steel of West Virginia (the "Steel Acquisition"), to pay related fees and expenses and to refinance certain existing term debt.

MATURITY:             (1) The Revolving Credit Facility will mature five
                          years after the date of closing.

                      (2) The principal amount of the Term Loan Facility will
                          amortize as provided below, and the Term Loan Facility will mature seven years after the date of closing.

SECURITY:             The Revolving Credit Facility and the Term Loan Facility
                      will be secured by a first priority, perfected security interest in the accounts, inventory and equipment (and other assets required by the Lenders) of the Company and its subsidiaries, including, without limitation, Steel of West Virginia and its subsidiaries.

                      In the event that no Event of Default (or event or condition which, with the giving of notice or the passage of time, or both, would constitute such an Event of Default) has occurred or exists under the Credit Agreement after the third anniversary of the closing of the Revolving Credit Facility and the Term Loan Facility, the Lenders will, upon request of the Company and the Company's sole expense, release the Lender's security interest in accounts, inventory, equipment and other assets. All such accounts, inventory, equipment and other assets so released will remain subject to the negative pledge provisions of the Credit Agreement.

GUARANTORS:           The Revolving Credit Facility and the Term Loan Facility
                      will be jointly and severally guaranteed by all operating subsidiaries of the Company, including, without limitation, John W. Hancock, Jr., Incorporated, Socar,
                      Inc., RESCO Steel Products Corporation, Shredded Products
                      Corp., Roanoke Technical Treatment and Services, Inc.,
                      Socar of Ohio, Inc., Steel of West Virginia and all operating subsidiaries of Steel of West Virginia, pursuant to one or more guaranty agreements (the "Guaranties") in form and substance acceptable to First Union.

UPFRONT FEE:          The Company will pay an upfront fee equal to 25 basis
                      points on the aggregate amount of the Facilities payable at closing. The upfront fee will be fully earned and non-refundable once paid.

PREPAYMENTS:          (1) The Company may prepay amounts outstanding under
                          the Revolving Credit Facility, without premium or penalty (other than breakage costs in the event that any such prepayment occurs during a LIBOR interest period), and reborrow such amounts up to the maximum amount of the Revolving Credit Facility upon the terms and subject to the conditions to be set out in the Credit Agreement.

                      (2) The Company may prepay amounts outstanding under the
                          Term Loan Facility, without premium or penalty (other than breakage costs in the event that any such prepayment occurs during a LIBOR interest period), upon the terms and subject to the conditions to be set out in the Credit Agreement, and, except as provided in the next sentence, all such prepayments of the Term Loan Facility will be applied to reduce the remaining payments of principal due under the Term Loan Facility in their inverse chronological order of maturity. In the event that the Company makes a prepayment of principal of the Term Loan Facility equal to or greater than $10.0 million, such prepayment will be applied to reduce by an equal amount each of the remaining payments of principal due under the Term Loan Facility.

VOLUNTARY REDUCTION
OF REVOLVING CREDIT
COMMITMENT:         The Company will have the option from time to time during
                    the term of the Revolving Credit Facility to reduce the maximum amount available under the Revolving Credit Facility
                    (with a corresponding reduction in the facility fee due under the Credit Agreement) upon the terms and subject to the Conditions to be set out in the Credit Agreement, without premium or penalty (other than breakage costs in the event that any such reduction causes a prepayment to occur during a LIBOR interest period).

AMORTIZATION OF
FACILITIES:         There will be no required amortization under
                    the Revolving Credit Facility prior to maturity.

                    The principal amount of the Term Loan Facility will be due and payable in twenty-eight (28) consecutive quarterly installments, the first twenty-seven (27) of which will be based on a ten year amortization schedule and the last of which will be equal to the entire remaining principal balance of the Term Loan Facility.

INTEREST RATE
OPTIONS:            Principal advances under the revolving Credit
                    Facility and the outstanding principal balance of the Term Loan Facility will bear interest, at the option of the Company, at either (i) the Base Rate plus the Applicable Margin, or (ii) Adjusted one, two or three month LIBOR plus the Applicable Margin.

                    The Base Rate means the higher of (i) First Union's Prime Rate, or (ii) the Federal Funds Rate plus 0.50%. Adjusted LIBOR means the London Interbank Offered Rate, as reported by Telerate, adjusted for applicable reserves, if any.

                    Interest rates will be selected and set as provided in the Credit Agreement. Accrued interest on Base Rate Loans will be due and payable quarterly, and accrued interest on LIBOR Loans will be due and payable on the last day of each interest period.

                    The Credit Agreement will include provisions protecting the Lenders in the event of unavailability of funding, illegality, capital adequacy requirements, increased costs, withholding taxes and funding losses.

INTEREST RATE
MARGINS: The Applicable Margin for Base Rate Loans and LIBOR Loans will vary based on the Net Funded Debt to EBITDA ratio of the Company and its subsidiaries (Funded Debt minus cash and cash equivalents divided by EBITDA) in effect from time to time as provided in the following table:

                       NET FUNDED          BASE RATE         LIBOR REVOLVING       LIBOR TERM LOAN
                        DEBT TO            APPLICABLE            CREDIT               APPLICABLE
                         EBITDA             MARGIN          APPLICABLE MARGIN           MARGIN
                    ------------------------------------------------------------------------------
                    Less than 1.00          0.00%                0.30%                 0.65%
                    ------------------------------------------------------------------------------
                    1.01 to 1.50            0.00%                0.30%                 0.85%
                    ------------------------------------------------------------------------------
                    1.51 to 2.00            0.00%                0.40%                 1.05%
                    ------------------------------------------------------------------------------
                    2.01 to 2.50            0.00%                0.50%                 1.25%
                    ------------------------------------------------------------------------------
                    Greater than 2.51       0.00%                0.60%                 1.45%
                    ------------------------------------------------------------------------------


                    Notwithstanding anything to the contrary contained herein, for purposes of determining the Applicable Margin from closing through the end of the second full fiscal quarter of the Company occurring after closing, the Net Funded Debt to EBITDA Ratio will be deemed to be in the 2.01 to 2.50 range.

INTEREST RATE
PROTECTION:         The Company will be required to enter into and maintain an interest rate swap or other hedging transaction with First
                    Union (or other counterparty acceptable to First Union), which covers at least one-half of the Company's floating interest expense exposure under the Term Loan Facility. The swap will be governed by an ISDA Master Agreement, will be secured by all collateral and will be guaranteed by the Guarantor(s) described herein.

DEFAULT RATE:       After the occurrence and during the existence of an Event of
                    Default under the Credit Agreement, interest on the Revolving Credit Facility and the Term Loan Facility will accrue at a rate equal to the then highest rate (including the Applicable Margin) which may be applicable plus 2.0%.

FACILITY FEES:      (1) The Company will pay a facility fee with respect to
                        the Revolving Credit Facility based on the maximum amount thereof, which facility fee will vary based on the Net Funded Debt to EBITDA ratio of the Company and its subsidiaries (Funded Debt minus cash and cash equivalents divided by EBITDA) in effect from time to time as provided in the following table:


                        NET FUNDED DEBT TO EBITDA                REVOLVING CREDIT FACILITY FEE
                        -----------------------------------------------------------------------
                                Less than 1.00                             0.125%
                        -----------------------------------------------------------------------
                                1.01 to 1.50                                0.20%
                        -----------------------------------------------------------------------
                                1.51 to 2.00                                0.25%
                        -----------------------------------------------------------------------
                                2.01 to 2.50                                0.30%
                        -----------------------------------------------------------------------
                                Greater than 2.51                           0.35%
                        -----------------------------------------------------------------------

                    Notwithstanding anything to the contrary contained herein, for the purposes of determining the Revolving Credit Facility Fee from closing through the end of the second full fiscal quarter of the Company occurring after closing, the Net Funded Debt to EBITDA Ratio will be deemed to be in the 2.01 to 2.50 range. The facility fee with respect to the Revolving Credit Facility will be payable quarterly in arrears.

REPRESENTATIONS AND
WARRANTIES:         The Credit Agreement will contain representations and
                    warranties which are usual and customary for borrowers of this size and type or usual and customary for credit facilities of this size, type and purpose, including, but not limited to, representations relating to the following:

                    (a)  Organization, Power, Qualification
                    (b)  Ownership
                    (c)  Authorization
                    (d)  Compliance of Agreement, Etc.
                    (e)  Compliance with Law, Governmental Approvals
                    (f)  Tax Returns and Payments
                    (g)  Intellectual Property Matters
                    (h)  Environmental Matters
                    (i)  ERISA
                    (j)  Margin Stock
                    (k)  Governmental Regulation
                    (l)  Material Contracts
                    (m)  Employee Relations
                    (n)  Burdensome Provisions
                    (o)  Financial Statements
                    (p)  No Material Adverse Change
                    (q)  Solvency
                    (r)  Title to Properties
                    (s)  Liens
                    (t)  Debt and Contingent Obligations
                    (u)  Litigation
                    (v)  Absence of Defaults
                    (w)  Year 2000 Compliance
                    (x)  Accuracy and Completeness of Information

FINANCIAL
REPORTING:          The Credit Agreement will contain provisions
                    requiring the Company to provide periodic financial reports and information with respect to the Company and its subsidiaries, including, but not limited to, provisions requiring the following:

                    (a) Annual, audited financial statements, including, but not limited to, a consolidated balance sheet, profit and loss statement and statement of cash flows, with supporting schedules, and SEC 10K report, as soon as available and in any event within ninety (90) days after the close of each fiscal year of the Company.

                    (b) Quarterly, unaudited financial statements, including, hut not limited to, a consolidated balance sheet, profit and loss statement and statement of cash flows, with supporting schedules, and SEC 10Q report, as soon as available and in any event within forty-five (45) days after the close of each fiscal quarter of the Company.

                    All financial Statements will be in reasonable detail, prepared in conformity with generally accepted accounting principles, applied on a basis consistent with the preceding year, and accompanied by a covenant compliance certificate in form and detail satisfactory to First Union. Such Statements will be certified as to their correctness by a principal financial officer of the Company.

AFFIRMATIVE
COVENANTS:          The Credit Agreement will contain affirmative covenants
                    which are usual and customary for borrowers of this size and type or usual and customary for credit facilities of this size, type and purpose, including but not limited to, affirmative covenants relating to the following:

                    (a) Preservation of Corporate Existence and Related Matters
                    (b) Maintenance of Property
                    (c) Insurance
                    (d) Accounting Methods and Financial Records
                    (e) Payment and Performance of Obligations
                    (f) Compliance with Laws and Approvals
                    (g) Environmental Laws
                    (h) Environmental Liability Insurance
                    (i) Compliance with ERISA
                    (j) Compliance with Agreements
                    (k) Conduct of Business
                    (l) Visits and Inspections
                    (m) Additional Guarantors
                    (n) Year 2000 Compliance
                    (o) Further Assurances

NEGATIVE COVENANTS: The Credit Agreement will contain negative covenants which are usual and customary for borrowers of this size and type or usual and customary for credit facilities of this size, type and purpose, including, but not limited to, negative covenants relating to the following:

                    (a) Limitations on Debt
                    (b) Limitations on Contingent Obligations
                    (c) Limitations on Liens
                    (d) Limitation on Loans, Advances, Investments and
                        Acquisitions
                    (e) Limitations on Mergers and Liquidation
                    (f) Limitation on Sale of Assets
                    (g) Limitations on Exchange and Issuance of Capital Stock
                    (h) Transactions with Affiliates
                    (i) Certain Accounting Changes
                    (j) Restrictive Agreements

FINANCIAL COVENANTS:The Credit Agreement will contain the following financial covenants:

                    (a) Fixed Charge Coverage Ratio; the ratio, measured quarterly, of Consolidated EBITDA for the four-quarter period ending on the date of measurement to the sum of Consolidated Current Maturities of Long-Term Debt as of the beginning of such four-quarter period and Consolidated Interest Expense for such four-quarter period, will not be less than (i) 1.5 to 1 at any time from closing through October 30, 2001, or (ii) 1.75 to l at October 31, 2001, or at any time thereafter.

                    (b) Funded Debt to Cash Flow Ratio; the ratio, measured quarterly, of Funded Debt to Cash Flow will not be greater than (i) 3.0 to 1 from closing through October 30, 2000, or (ii) 2.5 to 1 at October 31, 2000, or at
                         any time thereafter. "Funded Debt to Cash Flow" shall mean the sum of all funded debt divided by earnings before interest, taxes, depreciation and amortization.

                    (c) Debt to Capital Ratio: the ratio, measured quarterly, of Consolidated Funded Debt to Consolidated Total Capitalization (Consolidated Funded Debt plus Consolidated Net Worth), will not be greater than (i) .60 to 1 at any time from closing through October 30, 1999, (ii) .55 to 1 at October 31, 1999, or at any time thereafter through October 30, 2000, (iii) .50 to 1 at October 31, 2000, or at any time thereafter.

                    (d) Current Ratio: the ratio, measured quarterly, of Consolidated Current Assets to Consolidated Current Liabilities, will not be less than l.5 to l at anytime.

EVENTS OF DEFAULT:  The Credit Agreement will contain events of default usual and customary for borrowers of this size and type or usual and customary for credit facilities of this size, type and purpose, including, but not limited to, events of default relating to the following:

                    (a)  Nonpayment of Principal
                    (b)  Other Payment Defaults
                    (c)  Misrepresentation
                    (d)  Default in Performance of Certain Covenants
                    (e)  Default in Performance of Other Covenants
                    (f)  Hedging Agreement
                    (g)  Debt Cross-Default
                    (h)  Other Cross-Defaults
                    (i)  Change in Control
                    (j)  Voluntary Bankruptcy
                    (k)  Involuntary Bankruptcy
                    (l)  Failure of Agreements
                    (m)  ERISA
                    (n)  Judgments

CONDITIONS PRECEDENT: The Credit Agreement will contain conditions precedent usual and customary for borrowers of this size and type or usual and customary for credit facilities of this size, type and purpose, including but not limited to, conditions precedent relating to the following:

                      (a) Due authorization, execution, delivery and filing of the Credit Agreement, the Security Agreements, the financing statements, the Guaranties and all other credit documents
                      (b)  Consummation of the Steel Acquisition
                      (c) Prepayment and cancellation of existing Bank lines of credit
                      (d)  UCC search reports satisfactory to Lenders
                      (e) Corporate certificates and resolutions and legal opinions reasonably satisfactory to the Lenders and their counsel
                      (f)  Required approvals and consents
                      (g) Representations and warranties are true and correct as of closing in all material respects
                      (h)  Payment of fees due at closing

                      (i) No event or condition in the financial or capital markets that could reasonably be expected to have a material adverse effect on the primary syndication

EXPENSES:             The Company will pay all reasonable out-of-pocket costs
                      and expenses (including, but not limited to, syndication expenses and the reasonable fees and disbursements of counsel) incurred by First Union in connection with the Revolving Credit Facility and the Term Loan Facility and the enforcement and maintenance of the respective rights of First Union and the Lenders under the Credit Agreement and related documents.

VOTING RIGHTS:        Lenders representing 100% of the commitments and/or Loans
                      shall be required for changes in commitment amounts, time of payments, interest rates, facility fees and changes in the definition of Majority Lenders. Majority Lender approval will be required for all other modifications or amendments.

MAJORITY LENDERS:     66 2/3%

PARTICIPATIONS AND
ASSIGNMENTS:          Lenders will be permitted to assign their commitments
                      in minimum amounts of $10,000,000 subject to the Agent's and (as long as no default or event of default has occurred) the Company's consent, which consent will not be unreasonably withheld. An assignment fee of $3,500 will be paid to the Agent by the assigning Lender with respect to each such assignment. Participations will also be permitted in minimum amounts of $5,000,000 and upon the other terms and subject to the other conditions to be contained in the Credit Agreement; provided that no participant may be granted voting rights except with respect to matters that require the consent of all Lenders.

GOVERNING LAW:        Commonwealth of Virginia

AGENT'S COUNSEL:      Mays & Valentine, L.L.P., Richmond, Virginia

MISCELLANEOUS:        This summary of terms and conditions is intended as a
                      summary only and does not purport to set forth all of the conditions, covenants, representations, warranties and other provisions which will be contained in the Credit Agreement and the other related documentation for the Revolving Credit
                      Facility and the Term Loan Facility described herein.